Annual Report

Cover Page

Name of issuer:

Sniffy Labs Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/3/2019

Physical address of issuer:

71 Winbourne Road
Rochester NY 14611

Website of issuer:

http://sniffy-app.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$33,088.00	$2,000.00
Cash & Cash Equivalents:	$33,088.00	$2,000.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$27,816.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$175.00	$0.00
Net Income:	$4,305.00	($2,251.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more

other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Sniffy Labs Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Anthony Testa	Managing Director	Marginomics, LLC	2019
Patricia Swenton-Wall	Innovation Coach	Rochester Institute of Technology	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Howard Shyng	President	2019
Howard Shyng	Treasurer	2019
Ting Zhu	Secretary	2019
Ting Zhu	Vice President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ting Zhu	2000.0 Common Stock	50.0
Howard Shyng	2000.0 Common Stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or

partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> People tend to not spend money on apps. The Company has to put much effort on increasing awareness of the

value of the product.

New competitors would probably pop up soon and compete with us, some of which might have a solid financial and operational support, and it could have an adverse effect on our business model, revenues and profits.

The two full-time co-founders of the Company are not U.S. citizens. They have to renew their visa in 3 years to stay in the U.S.

There are big pet stores which are also offering dog training classes and have a solid financial and operational support. There is a risk that they will also develop similar products and outcompete us.

The Company is early stage and has only just begun generating revenues. Predictions about future revenues and growth cannot be guaranteed.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	5,000	4,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the

preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☒ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We create online dog training experience for dog owners and make it professional and smooth for them to manage every aspect of the training. Customers learn how to train a dog through tailored in-app training plans with in-depth video tutorials, daily practice, and access to professional advice through certified canine trainers.

We aim to be the leader in the pet training market – the first place everyone thinks of when they need pet training. We want to be a brand that keeps innovating in the pet care industry, while also providing excellent services so that people never think of going anywhere else. We hope to have channels like shelters and vets in major cities, and aim to have nationally recognized partners like Chewy. Users will find right plans for their dog in Sniffy, no matter what the breed, age or size.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Sniffy Labs Inc. was incorporated in the State of Delaware in September 2019.

Since then, we have:

- First mover advantage focused on innovating the traditional dog training market

- US total addressable market is $1B a year, and growing at 10% a year; has the global reach market potential- any companion dog, any language

- Launched closed beta in December 2019 with 50 dog owners; quickly got 39 testers converted to customers at a 78% conversion rate

- Partnering with two breeders and two shelters that are promoting us to dog owners

- Built product with $0 outside fund, technical founders develop and iterate the product quickly

- Field experts onboard to create professional dog training content

- Solid customer discovery by talking to over 400 dog owners and trainers to find the product-market fit

Historical Results of Operations

Our company was organized in September 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $33,088, including $33,088 in cash. As of December 31, 2019, the Company had $2,000 in total assets, including $2,000 in cash.

- *Net Income.* The Company has had net income of $4,305 and net losses of $2,251 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $27,816 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 10 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sniffy Labs Inc. cash in hand is $26,621, as of April 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,700/month, for an average burn rate of $2,700 per month. Our intent is to be profitable in 18 months.

From January, 2020, we started to pay rent for office and membership of incubation centers. We got our company authorized in NY State to do business, paid for related legal services (business, investing & immigration), paid for video production, and design. To produce content for the app and develop the app, we paid dog trainers, and also paid for development services.

For the next 3-6 months, we will mainly spend money on compensating developers and trainers, the marketing expert, running paid ads, office renting, and possible legal services fee. To our knowledge, it is estimated (not guaranteed) that our expense for the next 6 months

could be around $18,000.

We expect to generate $12,000 (not guaranteed) in total gross revenue for the next 6 months from our app subscribers.

Yes we have received a grant provided by a local incubator and company in 2020, which was $25K in total. And Co-Founders can also transfer funds from their bank account to the business.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Howard Shyng, certify that:

(1) the financial statements of Sniffy Labs Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Sniffy Labs Inc. included in this Form reflects accurately the information reported on the tax return for Sniffy Labs Inc. filed for the most recently completed fiscal year.

Howard Shyng
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on

behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all

securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.sniffy-app.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sniffy Labs Inc.

By

Howard Shyng
Co-Founder & President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Anthony D. Testa
Board Member
4/9/2021

Patricia Swenton-Wall
Board Member
4/9/2021

Ting Zhu

Co-Founder & Vice President

4/3/2021

Howard Shyng

Co-Founder & President

4/3/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

APPENDIX A
Business Description & Plan

Business Description
Sniffy Labs Inc. is a Pet Technology company that designs, builds, and maintains mobile applications that are created for pet owners and their pets. We now have launched a mobile application call Sniffy on the Apple App Store and Google Play Store, which allows users to learn how to train their dogs at home and keep a track of the training.

Business Plan
Dog owners are looking for on-demand access to structured, professional training content, and personalized training support. Most people research on-line, such as YouTube videos and Google. It is convenient to access with a smart phone, but most of them are not well-structured and can be misleading. Only about 25% of dog owners go to on-site classes, since it is inconvenient for people who have demanding schedules. Some owners recruit private trainer, but it is not affordable to most dog owners.

Sniffy will meet all owner's needs mentioned above. Our core concept is to leverage data to provide owners with customized but structured training content and personalized support.

The first version of Sniffy App has been launched in January 2021 on both the Apple App Store and Google Play Store. So far we've acquired around 2,000 users. We are expecting to launch Sniffy 2.0 by August with a comprehensive training content library and training customization feature that could meet different dog owners' needs.

Major milestones that we plan to achieve in 2021 are:
   1. Expand our training content library in the app to having 120+ unique training videos, covering basics, puppy plan, advanced training, agility training, canine good citizen prep, nose training, tricks, etc.
   2. Implement the community feature and training plan customization feature for Sniffy by 2021 Q3.
   3. Implement the consultation feature with trainers and get it ready for Sniffy 3.0 in early 2022.
   4. Run another crowdfunding campaign

Competiton
Dogo & Puppr - Dog training apps that use text instructions, illustrations, and gifs to teach owners how to train their dogs to do tricks. Those tricks are interesting and good for bonding. But text, illustrations, and gifs are not detailed enough for owners to learn efficiently.

Pupford & EveryDoggy - Training apps that use video tutorials and text. Their videos are too long, and they also have a lot of text on their UI, making them hard for users to navigate.
One Mind Dogs - A website providing training videos of puppy training and agility training. They have created about 10 million revenue by user subscription.

Dogo and One Mind Dogs are our two main competitors. Both of them actively develop their business and have a group of dog trainers from different countries to support them. Both of them have raised venture capital.

APPENDIX C
Financial Statements

SNIFFY LABS INC.

Financial Statements

**For The Years Ended
December 31, 2020 and 2019
(UNAUDITED)**

SNIFFY LABS INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

SNIFFY LABS INC.
BALANCE SHEET
December 31, 2020 and 2019

	2020	2019
Assets		
Cash	$ 33,088	$ 2,000
Total Current Assets	$ 33,088	$ 2,000
Total Assets	$ 33,088	$ 2,000
Liabilities & Shareholders' Equity		
SAFE Note	$ 20,668	-
Related Party Loan	$ 7,148	-
Total Non-Current Liabilities	$ 27,816	-
Common Stock (5,000 shares authorized; 4,000 issued; $0.001 par value)	$ 4	$ 4
Retained Earnings	$ 5,268	$ 1,996
Total Shareholders' Equity	$ 5,272	$ 2,000
Total Liabilities and Shareholder's Equity	$ 33,088	$ 2,000

Unaudited- See accompanying notes.

SNIFFY LABS INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Revenue	$ 0	$ 0
Operating Expense		
Professional Services	$ 5,515	$ 1,184
Research and Development	$ 8,500	$ 942
Rent Expense	$ 6,338	-
Office Supplies & Software	$ 132	$ 125
Bank Charges & Fees	$ 35	-
Total Operating Expense	$ 20,520	$ 2,251
Net Income (Loss) From Operations	$ (20,520)	$ (2,251)
Other Income (Expense)		
Grant	$ 25,000	-
Franchise Tax	$ (175)	-
Total Other Income (Expense)	$ 24,825	-
Net Income	$ 4,305	$ (2,251)

Unaudited- See accompanying notes.

SNIFFY LABS INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	**2019**
Cash Flows From Operating Activities:		
Net Income (Loss) For The Period	$ (20,520)	$ (2,251)
Net Cash Flows From Operating Activities	$ (20,520)	$ (2,251)
Cash Flows From Financing Activities:		
Issuance of SAFE Note	$ 20,668	-
SAFE Note Intermediary Fee	$ (1,033)	-
Grant Received	$ 25,000	-
Payments on Related Party Loan	$ 7,148	-
Net Cash Flows From Financing Activities	$ 51,783	-
Net Increase (Decrease) in Cash	$ 31,088	$ (2,251)
Cash at Beginning of Period	$ 2,000	$ 4,251
Cash at End of Period	$ 33,088	$ 2,000
Supplemental Disclosure of Cash Flow Information		
Cash paid for tax	$ 175	-

Unaudited- See accompanying notes.

SNIFFY LABS INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Sniffy Labs Inc. ("The Company") was formed on September 3rd, 2019 ("Inception") in the State of Delaware. The Company is developing a mobile app dedicated to providing dog owners with on-demand, professional, customized dog training plans and support.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware.

Going Concern and Management Plans

The Company has a limited operating history. We will incur additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Crowdfunding campaign, additional grants/debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Unaudited- See accompanying notes.

Startup Grant

The Company is the beneficiary of a startup grant from RG&E and NextCorps from Rochester, NY, whose purpose is to fund its business, research and development expenses. This grant has been fully received by the Company as of May, 2020. This grant is treated as Other Income in the statements.

Issuance of SAFE Note on WeFunder

In 2020, the Company issued Simple Agreements for Future Equity ("SAFE") through the on-line platform called WeFunder. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

Related Party Loan

Related Party Loan is money due to related parties, Howard Shyng and Ting Zhu. This loan bears no interest and has no formal repayment structure. Howard Shyng and Ting Zhu are members of the Company's management team.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough dog owners signing up to use our app or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.

APPENDIX D
Director & Officer Work History



Howard Shyng · 3rd

Co-founder & President at Sniffy Labs Inc.

Rochester, New York · 150 connections · **Contact info**

 **Sniffy Labs Inc.**

 **Rochester Institute of Technology**

Experience



Co-founder / President
Sniffy Labs Inc. · Full-time
Sep 2019 – Present · 7 mos
Rochester, New York Area

Research Assistant
Software Engineering Department (Rochester Institute of Technology)
Nov 2017 – Apr 2018 · 6 mos
Rochester, New York Area

Research Assistant
Large-Scale System Architecture Laboratory
Feb 2015 – May 2016 · 1 yr 4 mos
Hsinchu County/City, Taiwan


IEEE CCGrid.pdf

Administrative Cardre of substitue military service
Suang-Lien Elderly Center

Dec 2013 – Dec 2014 · 1 yr 1 mo
New Taipei City, Taiwan

Education



Rochester Institute of Technology
Master's degree, Human Computer Interaction, 3.97/4.0
2016 – 2018



National Tsing Hua University
Bachelor's degree, Computer Science
2009 – 2013

Volunteer Experience



Volunteer
Lollypop Farm, Humane Society of Greater Rochester
Mar 2017 – Present • 3 yrs 1 mo
Animal Welfare

Skills & Endorsements

C · 1

Ashwin Ramesh has given an endorsement for this skill

User-centered Design · 4

 Endorsed by **2 of Howard's colleagues at Rochester Institute of Technology**

Adobe Experience Design · 1

Aibek Yegemberdin has given an endorsement for this skill

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Ting Zhu · 3rd

 **Sniffy Labs**

Product Designer at Sniffy Labs

Rochester, New York · 93 connections · **Contact info**

Experience



User Experience Designer
Sniffy Labs
Oct 2019 – Present · 6 mos
Rochester, New York Area



User Experience Designer
The RIT Simone Center for Innovation and Entrepreneurship
May 2018 – Sep 2019 · 1 yr 5 mos
Rochester, New York Area

- Worked on a project of creating mobile dog training experience for dog owners
- Conducted 300+ in-person interviews to understand users, modeled and synthesized user needs, and presented results to 200+ audience
- Worked with certified dog trainers to develop dog training content   …**see mor**



Teaching Assistant
Rochester Institute of Technology
Aug 2018 – May 2019 · 10 mos
Rochester, New York Area

- Aided the professors in teaching 20+ graduate students the basics of Human-Computer Interaction, Research Methods, and Information Design

- Helped refine the course materials, tutoring students, document their works, and grade



Usability Analyst
Bosch Security and Safety Systems
Jan 2017 – May 2017 · 5 mos
Fairport, New York

- Evaluated interfaces of Bosch's new home security application to provide feedback on design implementations
- Designed usability testing plans for the application and wrote scripts for the testing
- Conducted 20+ tests in a lab setting, analyzed data and reported to a team from E ...see mor



Software Development Intern
Neusoft
Jan 2014 – Feb 2014 · 2 mos
Dalian City, Liaoning, China

Education



Rochester Institute of Technology
Master of Science - MS, Human Computer Interaction, 3.85
2016 – 2019



Sichuan University
Bachelor of Engineering - BE, Computer Software Engineering, 88.2/100
2011 – 2015
Activities and Societies: Students' Union

Honor Graduate



National University of Singapore
Biometry/Biometrics, Mobile Development
2014 – 2014

Summer School with a focus on Biometrics and Mobile Development

Volunteer Experience



Translator
Tezign 特赞
Apr 2015 – Jun 2016 · 1 yr 3 mos
Science and Technology

- Volunteered in translating articles hand selected from English technology and design websites/journals into Chinese
- Translation works were published in Chinese social media and gained 20,000+ views

Skills & Endorsements

User Experience Design (UED) · 1

Aibek Yegemberdin has given an endorsement for this skill

Contextual Inquiry

Usability Testing · 1

Aibek Yegemberdin has given an endorsement for this skill

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Anthony Testa · 2nd

Managing Director at Marginomics, LLC

Rochester, New York Area · 500+ connections · **Contact info**

Marginomics, LLC

 Rochester Institute of Technology

---

Experience

Managing Director
Marginomics, LLC
Jan 2017 – Present · 3 yrs 3 mos
Rochester, New York Area

Partner
Two Point Capital Management, Inc.
2004 – Dec 2016 · 12 yrs

 ### Senior Manager
Deloitte
Jan 2001 – Dec 2001 · 12 mos

 ### Senior Director
Epsilon
Jun 1999 – Dec 2000 · 1 yr 7 mos

Education



Rochester Institute of Technology

MBA

1993 – 1996



University of Rochester

BA, Economics & Psychology

1989 – 1993

Skills & Endorsements

Portfolio Management · 26

Robert G. A. and 25 connections have given endorsements for this skill

Investment Strategies · 18

Robert G. A. and 17 connections have given endorsements for this skill

Equities · 13

Robert G. A. and 12 connections have given endorsements for this skill

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Pat Wall · 3rd

Adjunct Faculty, Innovation Coach at Rochester Institute of Technology

Rochester, New York Area · 380 connections · Contact info

 Rochester Institute of Technology

 North Carolina State University

Experience



Adjunct Faculty, Innovation Coach
Rochester Institute of Technology
Jan 2017 – Present · 3 yrs 3 mos
Rochester, New York

Coach student teams in Applied Entrepreneurship and Commercialization (MGMT 470) and the Saunders Summer Startup programs. Drawing on my background in innovation research, ethnographic methods and user experience design, I work with student teams as they develop their business concepts.

Manager, Work Practice & Technology
PARC
2014 – Apr 2016 · 2 yrs
Webster, New York



Xerox
35 yrs 10 mos



Research Ethnographer
Jan 1992 – Apr 2016 · 24 yrs 4 mos

 **User Interface Designer**
Jul 1980 – Jan 1992 · 11 yrs 7 mos

Area Manager, Ethnographer
Xerox Webster Research Center
2001 – 2014 · 13 yrs

Education

 **North Carolina State University**
ms, human factors
1978 – 1980

Skills & Endorsements

Cross-functional Team Leadership · 28

 Endorsed by **4 of Pat's colleagues at Rochester Institute of Technology**

Program Management · 18

 Endorsed by **2 of Pat's colleagues at Rochester Institute of Technology**

Product Management · 15

 Endorsed by **2 of Pat's colleagues at Rochester Institute of Technology**

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